

June 13, 2006

Room 4561

Paul R. Sylvester
President, Chief Executive Officer and Director
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

> **Re: Manatron, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2005**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2006**
> **File No. 000-15264**

Dear Mr. Sylvester:

We have reviewed your response to our letter dated February 23, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended April 30, 2005

Summary of Significant Accounting Policies

Revenue Recognition, page A-8

1.   Your response to prior comment number 1 from our letter dated February 23, 2006 indicates, in part, that EITF 00-21 is not applicable to your appraisal services contracts. This appears to be based on the your conclusions that the contracts include only one deliverable and that there is not objective and reliable evidence of the fair value associated with the various individual activities outlined on the contract.

We note that your response describes various items which you identify as deliverables, including data collection, data input, abstracts and hearings. These appear as though they may represent deliverables for purposes of EITF 00-21. Separately, we note that your mass appraisal contracts involve the preparation of appraisals for multiple properties. In view of these considerations, it is not clear to us why you believe your mass appraisal contracts do not include multiple deliverables.

With respect to your conclusion that there is not objective and reliable evidence of the fair value associated with the various individual activities outlined on the contract, we note that such a conclusion is not relevant in determining whether an arrangement is within the scope of EITF 00-21. Rather, the presence or absence of objective and reliable evidence of fair value is relevant in determining whether deliverables within a multiple element arrangement represent separate units of accounting.

Given that your arrangements appear to include multiple deliverables, and that the existence of objective and reliable evidence of fair value is not relevant in assessing the applicability of EITF 00-21, please further explain to us how you have considered EITF 00-21 in accounting for your mass appraisal contracts. See EITF 00-21, paragraphs 6 through 16.

2.   Disclosure in your Form 10-K indicates that progress towards completion on your appraisal contracts is measured based on units completed. However, the disclosure also indicates that revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Based on this disclosure, it is unclear to us whether revenue on mass appraisal projects is recognized based on actual units completed or the percentage of costs incurred compared to total estimated costs. Please clarify this for us. As part of your response, explain, in detail, how the amount of revenue recognized on your mass appraisal contracts is determined.

3.   Your response to prior comment number 1 from our letter dated February 23, 2006 indicates, in part, that the amount of revenue recognized for <u>indirect costs items such as training, supervision, planning, bonding, etc.</u> is recognized based on input measures. While these items may represent activities which are necessary for the successful completion of your mass appraisal contracts, they do not appear to represent deliverables for purposes of revenue recognition. Given this, explain to us why you believe it is appropriate to recognize revenue for these activities.

4.   We note that you are required to submit monthly progress reports to your mass appraisal customers along with the related invoice. Tell us how progress-towards-completion is determined for purposes of these monthly reports. Provide us copies of progress reports submitted in connection with the Lorain County contract previously provided.

5.   Your response to prior comment number 1 includes discussion of holdback provisions. Clarify for us how you have considered and accounted for these holdback provisions within in the context of your current revenue recognition policy. Address the 80% holdback that is released upon completion of finished reports and the 20% that is withheld until completion of the hearing process. As part of your response, explain whether the 80% of the holdback that is released upon completion and delivery of finished reports is released upon completion of individual reports or only upon completion of all reports.

        Tell us whether you have entered into and completed any contracts where you have provided just one type of activity, e.g. residential data collection, exempt data collection, or provided appraisals for one type of property, e.g. residential, farm, industrial or commercial. If so, tell us how your accounting for these types of contracts compares to your accounting for contracts that include multiple activities. Also, tell us how the values of the elements delivered in these arrangements compare to the values you calculate for individual deliverables in your multiple element arrangements.

Form 10-Q filed for the period ended January 31, 2006

<u>Notes to the Financial Statements</u>

<u>General</u>

6. Based on the information presented in your financial statements and throughout the document and based on information supplementally obtained through our review process, it is unclear to us why the company does not have separate reporting

segments, specifically for your software operations and your appraisal services. We note the nature and the production of the software operations and the appraisal services to be entirely different, thus it would appear difficult for the company to overcome the presumption that these do not represent separate reportable segments. Provide us with the information reviewed by the CODM which supports your current accounting.

Form 8-K/A filed April 13, 2006

Exhibit 99.2 – Unaudited Pro Forma Combined Condensed Balance Sheet and Statements of Operations

Note 1. Estimated Purchase Price, page 6

7.   We note that you provided audited financial statements for ASIX as of and for the year ended December 31, 2005. However, your pro forma statements include ASIX's statement of operations for the twelve months ended April 30, 2005 and the nine months ended January 31, 2006. Please clarify for us the fiscal year end of ASIX. Also, explain how your pro forma presentation meets preparation and disclosure requirements of Rule 11-02(c)(3) of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief